EXHIBIT 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of Quantum Fuel Systems Technologies Worldwide, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article IV thereof so that, as amended, the first paragraph of said Article IV shall be and read as follows:

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is two hundred seventy million (270,000,000) shares, consisting of two hundred fifty million (250,000,000) shares of common stock with a par value of $0.001 per share (the “Common Stock”) and twenty million (20,000,000) shares of preferred stock with a par value of $0.001 per share (the “Preferred Stock”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of September, 2007.

By:	/s/ Kenneth R. Lombardo
Title:	Corporate Secretary
Name:	Kenneth R. Lombardo